UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Announcement of Financial Close on the Atrisco Solar Project in the United States and the Combined Solar and Storage Cluster in Israel

Enlight Renewable Energy Ltd. (“Enlight” or the “Company”) announces that the Company has closed on the financing of its Atrisco Solar project in New Mexico, USA (the “Atrisco Solar Financing”) and its combined Solar and Storage Cluster in Israel (the “Solar + Storage Financing” and, together with the Atrisco Solar Financing, the “Financings”). In total, the Company has secured a total of $511 million in project finance. In connection with the Financings, the Company expects to recycle $325 million of excess equity invested in the two projects. An additional $15-20 million of equity is expected to be recovered when Atrisco Solar reaches its commercial operation date (“COD”).

Atrisco Solar

As part of the Atrisco Solar Financing, Clenera Holdings, LLC (“Clenera”), via a wholly owned subsidiary, has entered into a definitive construction facility agreement with a consortium of lenders led by HSBC Securities (USA) Inc. The facility totaling $300 million will be used to finance the construction of Atrisco Solar, whose total cost is expected to be $395 million. The financing also includes a $107 million term loan and tax equity financing of $198 million provided by Bank of America, N.A. This will refinance the construction facility as of the project’s COD. The term loan is structured as a 5-year mini perm with a 23-year underlying amortization profile, and is subject to an all-in cost of 5.4% to 5.9%.

In connection with the Atrisco Solar Financing, Enlight expects to recycle $204 million of excess equity back to its balance sheet following financial close, which occurred on December 13, 2023. An additional $15-20 million is expected to be recycled when Atrisco Solar reaches COD.

Located outside of Albuquerque, New Mexico, the Atrisco Solar project has a generation capacity of 364 MW. The Company expects the Atrisco Solar project to reach COD during the third quarter of 2024. During the first full year of operation, the Company expects Atrisco Solar to generate $19-21 million in revenues and $13-15 million in EBITDA.1

Solar + Storage Cluster2

As part of the Solar + Storage Financing, Enlight Financing LP, a wholly owned limited partnership has entered into a definitive construction facility agreement with Bank Hapoalim. The facility totaling $211 million will be used to finance the construction of the Solar + Storage Cluster, whose total cost is expected to be $290 million. The Solar + Storage Financing has a 20-year amortization period and a 6-year mini-perm term, with an interest rate of 2.4% to 2.9% above Israeli nominal government bond yields. In connection with the Solar + Storage Financing, the Company expects to recycle $121 million of excess equity following financial close, which occurred on November 29, 2023.

The Solar + Storage Cluster is made up of 11 combined solar and battery storage projects across Israel. To date, three projects within the Cluster have reached COD and eight are in various stages of construction. In total, the Solar + Storage Cluster encompasses 217 MW of generation capacity and 512 MWh of storage. The Company estimates that the projects will reach COD in stages through 2024. During the first full year of operation, the Company expects the Solar + Storage Cluster to generate $30-32 million in revenues and $21-23 million in EBITDA in aggregate.

1 For avoidance of doubt, these estimates do not include the storage portion of the Atrisco project.
2 Amounts in U.S. dollars are calculated based on a U.S. dollar to Israeli new shekel conversion rate of 1 to 3.842

Non-IFRS Financial Measures

This Form 6-K presents EBITDA, a financial metric, which is not calculated in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Enlight is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this non-IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on Enlight’s future financial results.  Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. These limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools.

Special Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this report on Form 6-K other than statements of historical fact, including, without limitation, statements regarding progress, achievement of operational objectives and expected financial results with respect to the Atrisco Solar project or the Solar + Storage Cluster, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility at assets with merchant exposure, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations (such as recent declines in the value of the Israeli shekel following Hamas’ attacks against Israel) and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including with respect to ongoing conflicts with Hamas and other hostile groups; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this Form 6-K. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: December 18, 2023	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer